April 27, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Charlie Guidry Robert Babula Lisa Sellars

Re:	Tallgrass Energy GP, LP Amendment No. 1 to Registration Statement on Form S-1 Response dated April 17, 2015 File No. 333-202258

Ladies and Gentlemen:

Set forth below is the response of Tallgrass Energy GP, LP (the “Partnership”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 21, 2015, with respect to the above-captioned submission.

The Partnership is concurrently filing its Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Amendment No. 3 to Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Unaudited Tallgrass Energy GP, LP Pro Forma Condensed Consolidated Financial Statements, page F-2

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Please refer to comment 1. We note that you did not give pro forma effect to the acquisition of the additional 33.3% membership interest in Pony Express because it represents the acquisition of noncontrolling interest rather than an acquisition of a business. However, in accordance with Rule 11-01(a)(8) of Regulation S-X, the acquisition of the additional interest in Pony Express and the additional common units issued by TEP to finance the acquisition appear to be transactions for which disclosure of pro forma financial information would be material to investors.

Securities and Exchange Commission

April 27, 2015

Please reassess the need to reflect these transactions in your pro forma consolidated statements of facility etc.), it appears that it would be beneficial to investors to see the effect of each material transaction, such as the acquisition of an additional 33.3% membership interest in Pony Express and the additional TEP common units, separately in the pro forma financial statements. Please revise to present in separate columns each material transaction which only includes the impact directly attributable to the respective transaction.

Response: In response to the Staff’s comment, we have revised pages F-2 through F-6 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President and Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.
David Oelman, Vinson & Elkins L.L.P.
Sarah Morgan, Vinson & Elkins L.L.P.
George Rider, Tallgrass Energy GP, LP

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